PACIFIC BOOKER MINERALS INC.

#1702 - 1166 Alberni Street Vancouver, BC  V6E 3Z3

Telephone: (604) 681-8556    Toll Free: 1-800-747-9911   Fax: (604) 687-5995

mail: info@pacificbooker.com   Symbols: bkm-tsx venture / pbm-NYSE Alternext   Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM
NYSE Alternext Exchange Symbol - PBM
CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Technical Report Posted

Vancouver BC, March 19, 2009: The Company is pleased to announce that the independent Feasibility Study on the Company's 100% owned Morrison Copper/Gold Project announced on February 27, 2009 has been posted on sedar and on the Company’s website in the reports section.

The Feasibility Study was completed by Wardrop Engineering Inc., a Tetra Tech Company, with technical support of a team of other consultants.

To view information regarding Pacific Booker Minerals Inc., please visit our website home page and reports section at http://www.pacificbooker.com.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Executive Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.
Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued
availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S.
mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S.
registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the
SEC's website at http://www.sec.gov/edgar.shtml